Exhibit 99.1
Bending Spoons announces Q2 2026 results

Milan, Italy | August 13, 2026 | Bending Spoons S.p.A. (Nasdaq: BSP) today announced its results for Q2 2026.

Highlights from Q2 2026:

  Revenue was $704 million, up 126% from Q2 2025.
  Operating income was $240 million, up 139% from Q2 2025. Adjusted Operating Income¹ was $381 million, up 150% from Q2 2025.
  Diluted earnings per share was $0.28, up 163% from Q2 2025. Adjusted Earnings per Share² was $0.46, up 167% from Q2 2025.
  In May 2026, we completed the acquisition of Tractive for an enterprise value of $759 million. Tractive provides pet tracking and health monitoring services, and monetizes primarily via subscriptions.
  At the end of the quarter, leverage ratio³ was 2.4×.
  Cash and cash equivalents totaled $793 million, and we had $1.28 billion of available borrowing capacity under our revolving credit facilities, net of amounts drawn.

After the end of Q2 2026, the following took place:

  We completed an initial public offering on the Nasdaq Global Select Market under the symbol “BSP,” raising aggregate net proceeds of $1.10 billion, after deducting underwriting discounts and commissions.
  We entered into new or expanded euro-denominated term loan A facilities totaling €590 million, and increased our euro-denominated revolving credit facilities by €30 million.
  We entered into a definitive agreement to acquire Airtable in an all-cash transaction at an enterprise value of $1.29 billion.
Operating results (unaudited)

The following table presents our operating results for the periods shown.

	Three months ended June 30,
Thousands, except percentages and per-share amounts	2025	2026	Change
Revenue	$311,100	$704,155	126%
Gross profit	$204,485	$463,621	127%
Operating income	$100,617	$240,251	139%
Operating income as a percentage of revenue	32%	34%	2 pp
Net income	$65,253	$176,967	171%
Net income as a percentage of revenue	21%	25%	4 pp
Diluted earnings per share	$0.11	$0.28	163%
¹ See Non-GAAP financial measures—Adjusted Operating Income and Adjusted Operating Income Margin below for the definition of Adjusted Operating Income and a reconciliation of operating income to Adjusted Operating Income.
² See Non-GAAP financial measures—Adjusted Earnings per Share below for the definition of Adjusted Earnings per Share and a reconciliation of diluted earnings per share to Adjusted Earnings per Share.
³ “Leverage ratio” as of a reporting date is defined as net debt as of such date divided by adjusted EBITDA for the twelve months ending on such date. “Net debt” is defined as financial debt and the capitalized value of finance lease obligations, less available cash. “Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation, and amortization, determined on a pro forma basis to include the results of the acquired businesses as if they had been owned throughout the entire twelve-month period, adjusted to exclude transaction-related expense, reorganization-related expense, and equity compensation expense, among other items. In addition, adjusted EBITDA reflects achieved cost savings from reorganizations as if such savings had been achieved at the beginning of the twelve-month period, as well as certain expected cost savings. These calculations are based on assumptions and are subject to risks and uncertainties. The disclaimer included in Forward-looking statements below applies.
Bending Spoons S.p.A. | Q2 2026 Results | Page 1

Revenue grew by $393 million, or 126%, from Q2 2025 to Q2 2026, primarily driven by acquisitions. The businesses acquired from the start of Q2 2025 until the end of Q2 2026 are AOL, Eventbrite, Harvest, MileIQ, Tractive, and Vimeo. Organic revenue growth⁴ was 3% in Q2 2026, with Tractive and WeTransfer making the largest contributions. Growth in these businesses was partly offset by a decline in Remini and Splice revenue.

Gross profit grew by $259 million, or 127%, from Q2 2025 to Q2 2026, as cost of revenue increased by $134 million, or 126%. The increase in cost of revenue was primarily driven by the following:

  An increase in amortization of acquired intangible assets, reflecting continued acquisition activity
  An increase in IT infrastructure expense, reflecting an increase in cloud infrastructure utilization primarily driven by acquisitions
  An increase in distribution and payment processing expense, reflecting the increase in revenue

In Q2 2026, cost of revenue included the following items, which were adjusted in the calculation of our non-GAAP financial measures:

  $82 million of amortization of acquired intangible assets
  $2 million of transaction-related expense
  $1 million of reorganization-related expense

Operating income grew by $140 million, or 139%, from Q2 2025 to Q2 2026, resulting from the $259 million increase in gross profit noted above, partially offset by a $120 million increase in operating expenses. The increase in operating expenses primarily reflects personnel costs associated with the ongoing operation of newly acquired businesses, and separation packages offered to team members in connection with the reorganizations of AOL, Eventbrite, Tractive, and Vimeo.

In Q2 2026, operating expenses included the following items, which were adjusted in the calculation of our non-GAAP financial measures:

  $50 million of reorganization-related expense
  $5 million of transaction-related expense
  $1 million of other items not considered indicative of core or ongoing operating performance

Net income grew by $112 million, or 171%, resulting from the $140 million increase in operating income noted above, and the net impact of the following:

  A $73 million increase in interest expense, primarily driven by higher borrowings associated with acquisition financing
  A $22 million decrease in other expense (income), primarily driven by favorable changes in currency exchange rates
  A $23 million increase in income tax benefit, primarily driven by the remeasurement of equity compensation obligations at our subsidiaries

In Q2 2026, other expense (income) included the following items, which were adjusted in the calculation of our non-GAAP financial measures:

  $20 million of foreign exchange gains on assets and liabilities denominated in a non-functional currency
  $5 million of losses from changes in the fair value of interest rate swaps

Diluted earnings per share increased by $0.17, or 163%, resulting from the 171% increase in net income, partially offset by a 3% increase in diluted weighted-average shares outstanding.

⁴ “Organic revenue growth” for a given period is defined as our revenue in that period divided by the revenue (including estimated pre-acquisition revenue, where applicable) generated by the same businesses in the corresponding period of the prior calendar year, minus 1. If a business contributed to our revenue for only part of the current period, both the numerator and the denominator reflect only the corresponding portion of the respective periods. For example, when calculating organic revenue growth for 2025, a business acquired on November 1, 2025, contributes to the numerator its revenue for the period from November 1 to December 31, 2025, and to the denominator its estimated revenue for the period from November 1 to December 31, 2024.
Bending Spoons S.p.A. | Q2 2026 Results | Page 2

The following table presents our adjusted measures for the periods shown.

	Three months ended June 30,
Thousands, except percentages and per-share amounts	2025	2026	Change
Adjusted Operating Income	$152,525	$381,149	150%
Adjusted Operating Income Margin	49%	54%	5 pp
Adjusted Net Income¹	$106,385	$292,976	175%
Adjusted Net Income Margin¹	34%	42%	7 pp
Adjusted Earnings per Share¹	$0.17	$0.46	167%
¹ We have revised our definitions of Adjusted Net Income, Adjusted Net Income Margin, and Adjusted Earnings per Share, now also adjusting for foreign exchange gains and losses on assets and liabilities denominated in a non-functional currency, and gains and losses from changes in the fair value of interest rate swaps. For additional information regarding these changes, see Non-GAAP financial measures below.

For additional information regarding these non-GAAP financial measures, see Non-GAAP financial measures below.

Financial condition (unaudited)

At the end of Q2 2026, net debt totaled $4.09 billion, and leverage ratio was 2.4×.

Our net debt position resulted from long-term debt of $4.88 billion, partially offset by cash and cash equivalents of $793 million. Our revolving credit facilities provided borrowing capacity of up to $1.58 billion, of which $1.28 billion was undrawn at quarter end. As of the end of Q2 2026, $794 million of debt was scheduled to mature within the following twelve months.

During the quarter, we entered into new euro-denominated term loan facilities with an aggregate principal amount of €255 million, and obtained a €460 million increase of our existing euro-denominated revolving credit facility. We drew a total of $581 million under a combination of these new term loan facilities, and existing term loan and revolving credit facilities. Of that amount, $296 million was drawn under the revolving credit facilities on May 6, 2026, remained outstanding as of quarter end, and has since been repaid.

After the end of Q2 2026, we entered into additional euro-denominated term loan facilities totaling €590 million, and obtained increases of euro-denominated revolving credit facilities for a total amount of €30 million. Moreover, we completed an initial public offering on the Nasdaq Global Select Market under the symbol “BSP,” raising aggregate net proceeds of $1.10 billion, after deducting underwriting discounts and commissions.

Other highlights

In May 2026, we completed the acquisition of Tractive for an enterprise value of $759 million, including a deferred consideration of $115 million payable one year after closing. Tractive provides pet tracking and health monitoring services, and monetizes primarily via subscriptions.

During Q2 2026, we introduced Alt-Spooner, a personal AI agent that operates with the same access as the person it works for, and draws on their own history and connected accounts. It runs on open-weight models we host, and can be switched at will to any model (including closed-weight ones), or several at once. Rolled out to every Spooner in early July, Alt-Spooner processed over 100 billion tokens in the first three weeks of general availability.

Leveraging technology in our recruiting process remains a focus area. During Q2 2026, we introduced the use of interactive tasks with AI agents in the candidate selection process, scored asynchronously by recruiters. After conducting significant testing, we believe these tasks have demonstrated predictive power.

We continued to broaden our presence beyond our Milan headquarters, opening offices in Madrid and Warsaw, and expanding our London-based Spooner team. Of the Spooners hired during Q2 2026, over 50% were based outside of Italy.

Bending Spoons S.p.A. | Q2 2026 Results | Page 3

Highlights of our progress with recent acquisitions:

  AOL. We migrated AOL’s news portal to a new, self-developed content management system, rebuilt the advertising technology stack, completed the re-authoring of the webmail frontend, started migrating the user base to this new email platform, and undertook extensive testing of monetization optimizations.
  Eventbrite. We completed the reorganization, shipped nearly 40 product improvements, increased first-party advertising revenue by approximately 20%, reduced paid user acquisition spend by 30% by curtailing unprofitable expenditure, and started migrating the backend infrastructure to a more modern environment.
  Vimeo. We introduced over 30 product improvements, reduced system stability incidents by approximately 90% versus pre-acquisition levels, accelerated video upload and search functionality by at least 30%, materially lowered customer support resolution times, and experimented with a new self-serve subscription structure that has so far yielded positive results.
Outlook

For Q3 2026, we forecast the following results:

  Revenue of $733 million to $745 million, implying year-over-year growth of 113% at the midpoint
  Adjusted Operating Income of $380 million to $400 million, implying year-over-year growth of 111% at the midpoint⁵

For the full year 2026, we forecast the following results:

  Revenue of $2.78 billion to $2.82 billion, implying year-over-year growth of 114% at the midpoint of the range
  Adjusted Operating Income of $1.46 billion to $1.51 billion, implying year-over-year growth of 142% at the midpoint of the range⁵

This outlook is based solely on the portfolio of businesses owned as of August 12, 2026, and does not include any contribution from additional acquisitions.

Webcast and conference call

We will host a conference call to discuss our results at 8:00 a.m. ET (2:00 p.m. CET) today. The live webcast of the call, along with this press release, will be available on our investor relations website at investors.bendingspoons.com. Following the call, a replay will be available on the same website.

We publish important information on our investor relations website, and may use it from time to time as a means of disclosing information to the market, potentially including material non-public information. Accordingly, investors should monitor our investor relations website, in addition to our press releases, filings with the U.S. Securities and Exchange Commission, public conference calls, and webcasts.

⁵ We have not provided forecasts of operating income or reconciliations of forecasted operating income to forecasted Adjusted Operating Income because, without unreasonable effort, we are unable to predict operating income and the amounts of the reconciling items with sufficient confidence.
Bending Spoons S.p.A. | Q2 2026 Results | Page 4
Forward-looking statements

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements. Forward-looking statements include statements about our objectives and outlook. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” “foresee,” “forecast,” “in our view,” “probably,” “likely,” or other similar expressions.

Forward-looking statements reflect our current expectations and are based on assumptions and information available as of the date of this press release. Actual results and events may differ materially from those expressed or implied by such forward-looking statements due to a variety of risks and uncertainties, some of which are beyond our control. These include the risks and uncertainties described in the sections Risk factors and Management’s discussion and analysis of financial condition and results of operations in our registration statement on Form F-1, which is on file with the U.S. Securities and Exchange Commission and is available on our investor relations website at investors.bendingspoons.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, we assume no obligation to update any forward-looking statements.

About Bending Spoons

Bending Spoons is built on the conviction that operational excellence enables efficient growth through acquisitions. We acquire digital businesses, implement deep transformations and ongoing optimizations to sustainably expand earnings, and reinvest in additional acquisitions, thereby continuing the compounding cycle. We have executed this strategy for more than a decade and, to date, have never sold a material business.

We strive to envision the most successful version of an acquired business, and work to close the gap between its current state and that vision as quickly and completely as possible. The transformation is typically deep and entails reorganizing teams, overhauling technology, redesigning user interfaces, accelerating product development, and enhancing marketing and monetization. AI is often both a central component of our vision for the acquired business and a key tool in implementing the transformation.

Our performance is driven by our Platform—comprising our people, proprietary technologies, and proprietary data—and reflects our intense focus on achieving exceptional talent density, cultural strength, and technical capabilities.

Bending Spoons' main businesses include AOL, Brightcove, Eventbrite, Evernote, komoot, Remini, StreamYard, Tractive, Vimeo, and WeTransfer.

Contacts
Investors

James Cordwell

investor-relations@bendingspoons.com

Press

Christy Keenan

press@bendingspoons.com

Bending Spoons S.p.A. | Q2 2026 Results | Page 5
Condensed consolidated balance sheet (unaudited)

Thousands	December 31, 2025	June 30, 2026
ASSETS
Cash and cash equivalents	$629,944	$792,950
Accounts receivable, net	$144,593	$278,767
Income tax receivables, current	$12,838	$12,611
Costs to obtain contracts, current	$16,545	$17,557
Prepaid expenses	$40,433	$49,686
Other current assets	$74,312	$200,131
Total current assets	$918,664	$1,351,702
Goodwill	$2,423,570	$4,146,212
Intangible assets, net	$1,077,974	$2,156,607
Property, plant, and equipment, net	$11,078	$13,851
Deferred tax assets	$271,073	$270,165
Costs to obtain contracts, non-current	$523	$695
Other non-current assets, net	$54,611	$116,167
Total assets	$4,757,495	$8,055,399
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$21,413	$35,895
Long-term debt, current	$415,260	$794,141
Deferred revenue, current	$450,499	$583,265
Income tax current liabilities	$65,407	$76,427
Accrued and other current liabilities	$165,951	$622,926
Total current liabilities	$1,118,530	$2,112,654
Long-term debt, non-current	$2,255,622	$4,086,939
Deferred tax liabilities	$349,073	$491,632
Deferred revenue, non-current	$214	$38,404
Other non-current liabilities	$39,193	$67,357
Total liabilities	$3,762,632	$6,796,987
Commitments and contingencies
Common stock	$1,467	$14,760
Additional paid-in capital	$662,753	$704,070
Other equity items	$330,643	$539,582
Total shareholders’ equity	$994,863	$1,258,412
Total liabilities and shareholders’ equity	$4,757,495	$8,055,399
Bending Spoons S.p.A. | Q2 2026 Results | Page 6
Condensed consolidated income statement (unaudited)

	Three months ended June 30,		Six months ended June 30,
Thousands, except per-share amounts	2025	2026	2025	2026
Revenue	$311,100	$704,155	$570,046	$1,305,476
Cost of revenue	$106,615	$240,534	$200,118	$433,651
Gross profit	$204,485	$463,621	$369,928	$871,825
Research and development expense	$19,398	$58,204	$63,157	$152,599
Sales and marketing expense	$30,696	$72,679	$68,014	$131,230
General and administrative expense	$53,774	$92,488	$142,754	$227,573
Operating income	$100,617	$240,251	$96,003	$360,422
Interest expense	$35,733	$108,970	$55,049	$202,154
Other expense (income)	$2,745	$(19,488)	$6,734	$(68,832)
Income before tax	$62,139	$150,769	$34,220	$227,101
Income tax expense (benefit)	$(3,113)	$(26,198)	$81,173	$22,668
Net income (loss)	$65,253	$176,967	$(46,953)	$204,433
Net income (loss) attributable to non-controlling interests	$(31)	$—	$(67)	$—
Net income (loss) attributable to Bending Spoons shareholders	$65,283	$176,967	$(46,885)	$204,433
Earnings (loss) per share attributable to Bending Spoons shareholders:
Basic¹	$0.11	$0.30	$(0.08)	$0.34
Diluted¹,²	$0.11	$0.28	$(0.08)	$0.32
Weighted average shares used to compute earnings (loss) per share attributable to Bending Spoons shareholders:
Basic¹	577,681	600,821	577,673	599,253
Diluted¹,²	613,746	634,748	577,673	635,046
¹ Amounts have been retrospectively adjusted to account for the stock split that was approved on April 23, 2026, and became effective on April 28, 2026, and the reverse stock split that was approved on May 28, 2026, and became effective on May 29, 2026.
² The effect of dilution is excluded from diluted earnings (loss) per share attributable to Bending Spoons shareholders when a net loss is reported for the period.
Bending Spoons S.p.A. | Q2 2026 Results | Page 7
Condensed consolidated statement of cash flows (unaudited)

	Six months ended June 30,
Thousands	2025	2026
Cash flows from operating activities:
Net income (loss)	$(46,953)	$204,433
Adjustments to reconcile net income to net cash from operating activities:
Equity compensation expense	$27,885	$42,984
Impairment and depreciation of property, plant, and equipment	$2,457	$2,469
Impairment and amortization of intangible assets	$65,788	$151,473
Deferred tax expense (benefit)	$78,444	$9,286
Change in the fair value of interest rate swaps	$1,914	$(9,397)
Change in provisions	$3,529	$4,424
Non-cash interest expense	$5,007	$15,842
Other	$6,127	$(56,874)
Changes in operating assets and liabilities:
Accounts receivable, net	$(667)	$(77,337)
Accounts payable	$(17,567)	$4,820
Accrued and other liabilities	$(9,951)	$(17,062)
Income tax liabilities and income tax assets, current	$(34,586)	$(13,084)
Deferred revenue	$23,192	$15,247
Other assets	$(16,888)	$(22,982)
Net cash from operating activities	$87,733	$254,240
Cash flows from investing activities:
Acquisitions of businesses net of cash, cash equivalents, and restricted cash acquired	$(575,228)	$(2,286,259)
Purchase of intangible assets	$(53)	$—
Purchase of property, plant, and equipment	$(282)	$(3,969)
Net cash from investing activities	$(575,563)	$(2,290,228)
Cash flows from financing activities:
Principal repayments of long-term debt	$(298,113)	$(203,694)
Proceeds from issuance of debt	$1,012,901	$2,566,532
Proceeds from issuance of common stock for equity compensation	$—	$6,937
Payments of debt issuance cost	$(25,777)	$(103,621)
Proceeds from paid-in capital increase and sale of treasury shares	$178	$1,294
Net cash from financing activities	$689,188	$2,267,448
Total cash generated (used)	$201,359	$231,461
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	$9,573	$(20,455)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$210,931	$211,006
Cash, cash equivalents, and restricted cash at the beginning of the period	$238,723	$629,944
Cash, cash equivalents, and restricted cash at the end of the period	$449,654	$840,950
Supplemental disclosure of cash flow information:
Interests paid	$49,737	$161,153
Cash and cash equivalents at the end of the period	$449,654	$792,950
Restricted cash at the end of the period	$—	$48,000
Bending Spoons S.p.A. | Q2 2026 Results | Page 8
Non-GAAP financial measures

To inform our strategy and plans, we regularly monitor certain non-GAAP financial measures. These are presented for supplemental informational purposes only, are not a substitute for GAAP financial information, and may differ from similarly titled or defined measures used by other companies.

The definitions of our non-GAAP financial measures, together with reconciliations to the most directly comparable GAAP financial measures, are provided in their respective sections below. Investors are encouraged to review these definitions and reconciliations.

Adjusted Operating Income and Adjusted Operating Income Margin

Adjusted Operating Income for a given period is defined as operating income for that period, adjusted to exclude amortization and impairment of acquired intangible assets, transaction-related expense, reorganization-related expense, and other items that management does not consider indicative of core or ongoing operating performance.

Adjusted Operating Income Margin for a given period is defined as Adjusted Operating Income divided by revenue for that period.

When considered together with comprehensive GAAP financial information, Adjusted Operating Income and Adjusted Operating Income Margin may help evaluate our operating efficiency and improve period-to-period comparability, particularly during periods in which acquisition and transformation activities were especially intensive.

The following table presents a reconciliation of operating income to Adjusted Operating Income for the periods shown.

	Three months ended June 30,
Thousands, except percentages	2025	2026	Change
Operating income	$100,617	$240,251	139%
Amortization and impairment of acquired intangible assets	$36,070	$82,310	128%
Transaction-related expense	$705	$6,553	829%
Reorganization-related expense	$11,338	$50,799	348%
Other items not indicative of core or ongoing operating performance	$3,795	$1,236	(67) %
Adjusted Operating Income	$152,525	$381,149	150%
Operating income as a percentage of revenue	32%	34%	2 pp
Adjusted Operating Income Margin	49%	54%	5 pp
Adjusted Net Income and Adjusted Net Income Margin

Adjusted Net Income for a given period is defined as net income for that period, adjusted to exclude amortization and impairment of acquired intangible assets, transaction-related expense, reorganization-related expense, foreign exchange gains and losses on assets and liabilities denominated in a non-functional currency, gains and losses from changes in the fair value of interest rate swaps, other items that management does not consider indicative of core or ongoing operating performance, and the income tax effect of the foregoing adjustments.

Adjusted Net Income Margin for a given period is defined as Adjusted Net Income divided by revenue for that period.

When considered together with comprehensive GAAP financial information, Adjusted Net Income and Adjusted Net Income Margin may help evaluate our profitability and improve period-to-period comparability, particularly during periods in which acquisition and transformation activities were especially intensive.

Bending Spoons S.p.A. | Q2 2026 Results | Page 9

The following table presents a reconciliation of net income to Adjusted Net Income for the periods shown.

	Three months ended June 30,
Thousands, except percentages	2025	2026	Change
Net income	$65,253	$176,967	171%
Amortization and impairment of acquired intangible assets	$36,070	$82,310	128%
Transaction-related expense	$705	$6,553	829%
Reorganization-related expense	$11,338	$50,799	348%
Foreign exchange loss (gain) on assets and liabilities denominated in a non-functional currency	$7,094	$(19,610)	nm
Loss (gain) from changes in the fair value of interest rate swaps	$1,257	$5,261	319%
Other items not indicative of core or ongoing operating performance	$1,001	$1,236	23%
Income tax effect of the foregoing adjustments	$(16,332)	$(10,541)	(35) %
Adjusted Net Income	$106,385	$292,976	175%
Net income as a percentage of revenue	21%	25%	4 pp
Adjusted Net Income Margin	34%	42%	7 pp

We have revised our definition of Adjusted Net Income and Adjusted Net Income Margin so that, for a given period, we also adjust net income to exclude foreign exchange gains and losses on assets and liabilities denominated in a non-functional currency, and gains and losses from changes in the fair value of interest rate swaps. These items are recorded in other expense (income) in our GAAP financial statements. Management believes that these adjustments improve period-to-period comparability.

The following table presents a reconciliation of the original and revised definitions of Adjusted Net Income for the disclosed quarterly periods of Q1 2025, Q2 2025, Q1 2026, and Q2 2026, and the disclosed annual periods of 2023, 2024, and 2025.

	Three months ended March 31,		Three months ended June 30,		Twelve months ended December 31,
Thousands, except percentages	2025	2026	2025	2026	2023	2024	2025
Adjusted Net Income, original definition	$48,502	$205,977	$100,289	$304,654	$95,856	$229,364	$375,592
Foreign exchange loss (gain) on assets and liabilities denominated in a non-functional currency	$5,467	$(33,731)	$7,094	$(19,610)	$4,281	$(14,711)	$34,157
Loss (gain) from changes in the fair value of interest rate swaps	$673	$(14,646)	$1,257	$5,261	$6,866	$8,510	$1,601
Income tax effect of the foregoing adjustments	$(1,658)	$5,277	$(2,255)	$2,670	$(3,121)	$1,736	$(9,655)
Adjusted Net Income, revised definition	$52,985	$162,877	$106,385	$292,976	$103,882	$224,899	$401,696
Adjusted Net Income Margin, original definition	19%	34%	32%	43%	25%	34%	29%
Adjusted Net Income Margin, revised definition	20%	27%	34%	42%	27%	34%	31%
Adjusted Earnings per Share

Adjusted Earnings per Share for a given period is defined as diluted earnings per share for that period, adjusted to exclude, net of the portion attributable to non-controlling interests, the per-share impact of amortization and impairment of acquired intangible assets, transaction-related expense, reorganization-related expense, foreign exchange gains and losses on assets and liabilities denominated in a non-functional currency, gains and losses from changes in the fair value of interest rate swaps, other items that management does not consider indicative of core or ongoing operating performance, and the income tax effect of the foregoing adjustments. The effect of dilution is excluded from diluted earnings per share when a net loss is reported for the period, while Adjusted Earnings per Share reflects the effect of such dilution.

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When considered together with comprehensive GAAP financial information, Adjusted Earnings per Share may help evaluate Bending Spoons’ profitability and compounding efficiency, as well as improve period-to-period comparability, particularly during periods in which acquisition and transformation activities were especially intensive.

The following table presents a reconciliation of diluted earnings per share to Adjusted Earnings per Share for the periods shown. The per-share figures reflect the stock split approved on April 23, 2026, which became effective on April 28, 2026, and the reverse stock split approved on May 28, 2026, which became effective on May 29, 2026.

	Three months ended June 30,
Per-share, except percentages	2025	2026	Change
Diluted earnings per share	$0.11	$0.28	163%
Amortization and impairment of acquired intangible assets	$0.06	$0.13	121%
Transaction-related expense	$0.00	$0.01	798%
Reorganization-related expense	$0.02	$0.08	333%
Foreign exchange loss (gain) on assets and liabilities denominated in a non-functional currency	$0.01	$(0.03)	nm
Loss (gain) from changes in the fair value of interest rate swaps	$0.00	$0.01	305%
Other items not indicative of core or ongoing operating performance	$0.00	$0.00	19%
Income tax effect of the foregoing adjustments	$(0.03)	$(0.02)	(38) %
Adjusted Earnings per Share	$0.17	$0.46	167%

We have revised our definition of Adjusted Earnings per Share so that, for a given period, we also adjust diluted earnings per share to exclude foreign exchange gains and losses on assets and liabilities denominated in a non-functional currency, and gains and losses from changes in the fair value of interest rate swaps. These items are recorded in other expense (income) in our GAAP financial statements. Management believes that these adjustments improve period-to-period comparability.

The following table presents a reconciliation of the original and revised definitions of Adjusted Earnings per Share for the disclosed quarterly periods of Q1 2025, Q2 2025, Q1 2026, and Q2 2026, and the disclosed annual periods of 2023, 2024, and 2025.

	Three months ended March 31,		Three months ended June 30,		Twelve months ended December 31,
	2025	2026	2025	2026	2023	2024	2025
Adjusted Earnings per Share, original definition	$0.08	$0.32	$0.16	$0.48	$0.18	$0.38	$0.60
Foreign exchange loss (gain) on assets and liabilities denominated in a non-functional currency	$0.01	$(0.05)	$0.01	$(0.03)	$0.01	$(0.02)	$0.05
Loss (gain) from changes in the fair value of interest rate swaps	$0.00	$(0.02)	$0.00	$0.01	$0.01	$0.01	$0.00
Income tax effect of the foregoing adjustments	$(0.00)	$0.01	$(0.00)	$0.00	$(0.01)	$0.00	$(0.02)
Adjusted Earnings per Share, revised definition	$0.09	$0.26	$0.17	$0.46	$0.20	$0.38	$0.65
Bending Spoons S.p.A. | Q2 2026 Results | Page 11